THEMIS TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

FILED PURSUANT TO RULE 17A-5(e)(3) OF THE
SECURITIES ACT OF 1934 AS A PUBLIC DOCUMENT

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65260

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2023___ AND ENDING ___12/31/2023___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___THEMIS TRADING LLC___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 TOWN SQUARE, SUITE #100
(No. and Street)

CHATHAM	NJ	07928
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PAUL ZAJAC	973-665-9600	PZAJAC@THEMISTRADING.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB & COMPANY, P.A.
(Name – if individual, state last, first, and middle name)

100 EST SYBELIA AVENUE, SUITE #130 MAITLAND	FL	32751
(Address) (City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL S ZAJAC _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of THEMIS TRADING LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



BRIGITTE RICHTER-HAJDUK
Notary Public - State of New Jersey
My Commission Expires Jun 7, 2026



Signature: _____

Title: _____
MANAGING MEMBER

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Themis Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Themis Trading LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Themis Trading LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Themis Trading LLC's management. Our responsibility is to express an opinion on Themis Trading LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Themis Trading LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Themis Trading LLC's auditor since 2023.

Maitland, Florida

February 20, 2024


THEMIS TRADING LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023


ASSETS

Cash	$	175,877
Deposit with clearing broker		500,000
Commissions receivable		487,602
Fixed assets at cost, net of accumulated depreciation of $171,598		5,549
Other assets		25,665
TOTAL ASSETS	$	1,194,693

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES		
Accrued expenses and other liabilities	$	349,037
		349,037
MEMBERS' CAPITAL		845,656
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	1,194,693


The accompanying notes are an integral part of these financial statements.


1.   ORGANIZATION AND NATURE OF BUSINESS

Themis Trading LLC (the "Company") was organized under the laws of the State of Delaware on February 19, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Investors' Exchange LLC, and 19 states. In this capacity the Company executes agency transactions for institutional customers and conducts soft dollar transactions. The Company operates on a fully disclosed basis through its clearing broker, RBC Capital Markets, LLC ("RBC").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market ("market risk") or failure of the other party to the transaction to perform ("credit risk") exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit risk of each investment advisor client, broker-dealer, clearing organization and counterparty with which it conducts business.

The Company introduces its customer transactions on a fully disclosed basis to RBC for correspondent clearing services in accordance with the terms of a clearing agreement. In connection with the agreement RBC has agreed to perform clearing and depository operations, and the Company has agreed to indemnify RBC for losses that it may sustain related to the Company's customers. At December 31, 2023, the deposit with clearing broker reflected on the statement of financial condition was substantially in cash held by RBC.

2.   SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Depreciation is charged to operations over the estimated useful lives of the assets on a straight-line basis.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Security transactions are classified as operating activities on the statement of cash flows since this is the Company's principal business activity.

The Company recognizes revenue in accordance with Accounting Standards Update ("ASU") No. 2014-09 and records commission, other revenue, and interest as well as clearing expenses on a trade date basis as transactions occur. The trade date is the date that pricing is agreed upon and the risks and rewards of ownership of the securities are transferred to/from the client.

All revenue for the performance obligations in connection with the company's commission business is recognized at the point in time when these performance obligations are fully satisfied, namely that trade date.

For purposes of reporting cash and cash equivalents, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash accounts with several financial institutions with balances that may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits and Securities Investor Protection Corporation ("SIPC") insurance limits, respectively. At year end, amounts were under the FDIC insurance limits and SIPC insurance limits.

3.   INCOME TAXES

The Company has elected to be recognized as an S-corporation by the Internal Revenue Service for tax purposes only. For state income tax purposes, the Company recognizes corporation business tax ("CBT") at the maximum level of $1,500, which is included in other expenses on the Statement of Operations. The Company's income or loss is reportable by its shareholders on their individual tax returns.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. As of December 31, 2023 management has determined that there are no material uncertain income tax positions.

4.   SOFT DOLLAR EXPENSE

The Company's clients are permitted to allocate a portion of their gross commissions to pay for third party research that is consistent with the guidelines set forth in SEA Section 28(e) . Soft dollar expense of $870,036 included in the financial statements represents these commission payments or accruals for future commission payments. At December 31, 2023, $11,972 is included in other liabilities related to these accrued commission payments.

5.   PROFIT SHARING PLAN

The Company has a profit sharing plan covering all qualified employees. Contributions to the plan are determined annually by the Company's members. The profit sharing plan expense of $6,791 for the year ended December 31, 2023 was included in the Statement of Operations, representing these contributions. The estimated profit-sharing plan expense of $6,791 was accrued on the statement of financial condition for the plan as of December 31, 2023.

6.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company's office lease terminated on December 31, 2021. At present, the Company is leasing its office space month-to-month.

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2023, or during the year then ended.

7.   RULE 15C3-3

The Company is exempt from the provisions of the SEC customer protection rules, SEA Rule 15c3-3 under Paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to clients and executes all financial transactions on behalf of clients on a fully disclosed basis through its clearing firm.

8.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's net capital rule (SEA Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2023, the Company had net capital of $814,061, which exceeded the minimum requirement of $100,000 by $714,061. The Company's ratio of aggregate indebtedness to net capital at that same date was 0.43 to 1.

9.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional clients. These activities may expose the Company to off balance sheet credit risk in the event a client is unable to fulfill its contracted obligation.

10.   CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimated expected credit losses over the entire life of the financial assets. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable as of December 31, 2022 and 2023 of $504,373 and $487,602 respectively.

11.   SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2023, and through February 20, 2024, the date that these financial statements were available to be issued and has concluded that no further information is required to be disclosed.